Exhibit 99.4

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE REAL ESTATE INC. ANNOUNCES SHAREHOLDER MEETING

TO APPROVE REIT CONVERSION

October 17, 2012, Toronto, Ontario, Canada — Granite Real Estate Inc. (TSX: GRT; NYSE: GRP) (“Granite” or the “Company”) is pleased to announce that on November 15, 2012 the meeting for shareholders to consider approving the Company’s conversion to a real estate investment trust (the “REIT Conversion”) will take place at the Metro Toronto Convention Centre, 255 Front Street West, Meeting Room 206F, Toronto, Ontario, Canada at 10:00 a.m. The board of directors of the Company is unanimously recommending that shareholders vote in favour of the REIT Conversion.

The REIT Conversion is a key component of the Company’s strategic plan announced in October 2011 and was expected, at that time, to result in a significant reduction in annual cash income taxes estimated to be approximately $8 million. The REIT structure, as now proposed, is expected to reduce Granite’s cash income taxes for 2013 by approximately $11 million. If the REIT Conversion is approved, the Company expects to be a REIT on or about December 31, 2012 and beginning in fiscal 2013 the new REIT will commence monthly distributions of $0.175 per stapled unit (an increase in the annual distribution to $2.10 per stapled unit from the current annual dividend of $2.00 per share). The first distribution to be declared for the month of January 2013 will be paid on or about February 15, 2013.

Granite has mailed a notice of special meeting of shareholders and management information circular / proxy statement (the “Circular”) in respect of the special meeting of shareholders. As noted above, the meeting has been called to consider and, if thought fit, approve, among other things, a special resolution approving a plan of arrangement under the Business Corporations Act (Québec) providing for the conversion of the Company from a corporate structure to a “stapled unit” REIT structure.

The REIT Conversion is subject to customary conditions and approvals, including court approval. Details of the REIT Conversion are described in the Circular, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.graniterealestate.com. Persons with questions about the REIT Conversion are encouraged to visit the “REIT Conversion Frequently Asked Questions” section of the Company’s website at www.graniterealestate.com or to contact the Company at ir@graniterealestate.com or (647) 925-7550 for assistance.

ABOUT GRANITE

Granite is a Canadian-based real estate company engaged in the ownership and management of predominantly industrial properties in Canada, the United States, Mexico and Europe. The Company owns and manages approximately 28 million square feet in 104 rental income properties. Our tenant base currently includes operating subsidiaries of Magna International Inc. as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information about Granite, please see our website at www.graniterealestate.com.

www.graniterealestate.com

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. In particular, this press release contains forward-looking statements regarding our proposed conversion to a REIT. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that the timing or completion of the REIT Conversion cannot be predicted with certainty, there can be no assurance at this time that all required or desirable approvals and consents to effect the REIT Conversion will be obtained in a timely manner or at all and there can be no assurance that the anticipated reduction in cash income taxes payable following the REIT Conversion will be realized. Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect the REIT Conversion; inability of Granite to implement a suitable structure for the REIT Conversion; the inability to obtain all required consents and approvals for the REIT Conversion; the inability to realize the anticipated reduction in cash income taxes payable following the REIT Conversion and the risks set forth in the “Risk Factors” section in the Circular and in the Company’s Annual Information Form for 2011, each filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which investors are strongly advised to review. The “Risk Factors” sections also contain information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

www.graniterealestate.com